Exhibit 99.3

NEWS RELEASE

GOLDGROUP ANNOUNCES COMMITMENT FOR
STRATEGIC INVESTMENT IN LUCA MINING

Vancouver, Canada – September 28, 2026 – Goldgroup Mining Inc. (“Goldgroup” or the “Company”) (TSXV: GORO; NYSE American: GORO; FSE: 55G) has entered into a binding commitment (the “Investment Commitment”) to invest US$75 million in Luca Mining Corp. (“Luca”), subject to adjustment as described below. Under the Investment Commitment, Goldgroup has agreed to participate in Luca’s US$110 million private placement of subscription receipts (the “Subscription Receipts”) announced by Luca on September 21, 2026 (the “Luca Offering”) in connection with Luca’s proposed acquisition of the Cozamin Mine (the “Cozamin Acquisition”). Luca intends to use the net proceeds of the Luca Offering to fund a portion of the cash consideration for the Cozamin Acquisition.

Following conversion of the Subscription Receipts into Luca common shares (“Luca Shares”) and completion of the Cozamin Acquisition, Goldgroup expects to hold approximately 19.9% of the issued and outstanding Luca Shares on a non-diluted pro forma basis. Completion of Goldgroup’s investment remains subject to applicable closing conditions, including approval of the TSX Venture Exchange (the “TSXV”). The Cozamin Acquisition remains subject to its own closing conditions.

Funding

Goldgroup intends to fund the Investment Commitment from its existing cash, including proceeds from its non-brokered private placement completed on September 25, 2026, which generated gross proceeds of approximately US$121.8 million (the “Goldgroup Financing”). As Goldgroup previously disclosed, the net proceeds of the Goldgroup Financing are intended for working capital and general corporate purposes, including advancing its existing portfolio and evaluating strategic investments and M&A opportunities in the mining sector.

Following the Goldgroup Financing, the Company’s cash balance is approximately US$166 million and while the Investment Commitment represents a significant cash outlay, Goldgroup expects to retain approximately US$91 million in cash after funding the Investment Commitment and before transaction costs and other committed uses. This preserves Goldgroup’s financial capacity to advance its existing portfolio and evaluate additional growth opportunities.

Investment Terms and Investor Rights

Under the Investment Commitment, Goldgroup agreed to participate in the Luca Offering by subscribing for US$75 million of Subscription Receipts, or such other amount representing a 19.9% ownership interest in Luca on a non-diluted pro forma basis after giving effect to the Cozamin Acquisition. The Investment Commitment replaces the US$75 million equity backstop that Trafigura Pte Ltd. had previously provided to Luca for the Cozamin Acquisition.

Each Subscription Receipt acquired by Goldgroup will be convertible into one Luca Share. Conversion will occur when all escrow release conditions have been satisfied, including completion or satisfaction of all conditions precedent to the Cozamin Acquisition and receipt of all required corporate and regulatory approvals. Goldgroup may elect to convert the Subscription Receipts earlier, provided that the conversion would not result in Goldgroup holding more than 19.9% of the issued and outstanding Luca Shares on a non-diluted basis or trigger a requirement for Luca to obtain shareholder approval for the Luca Offering under applicable securities laws or stock exchange policies.

Under the Investment Commitment, Luca has agreed to provide Goldgroup with certain investor rights (the “Investor Rights”) once, and for so long as, Goldgroup beneficially owns at least 10% of the outstanding Luca Shares. The Investor Rights include the right to nominate two directors to Luca’s board of directors, together with equity participation and anti-dilution rights, subject to certain conditions. Closing of the Luca Offering, including Goldgroup’s participation and the grant of the Investor Rights, remains subject to, among other things, the approval of the TSXV.

The Cozamin Acquisition

On September 21, 2026, Luca announced that it had entered into a definitive share purchase agreement with Capstone Copper Corp. to acquire 100% of the Cozamin Mine in Zacatecas, Mexico for US$290 million in upfront consideration and up to US$95 million in deferred and contingent consideration. The upfront consideration consists of US$275 million in cash, subject to customary closing adjustments, and US$15 million in Luca Shares. The additional consideration consists of US$35 million payable, at Luca’s election, in cash or Luca Shares on the first anniversary of closing and up to US$60 million in contingent cash consideration tied to higher future copper prices. Completion of the Cozamin Acquisition remains subject to required regulatory approvals and other closing conditions.

Cozamin is an underground copper-silver mine in Zacatecas, Mexico that has operated continuously for approximately 20 years and has established infrastructure, including paste-backfill and filtered-tailings systems.

About Goldgroup

Goldgroup Mining Inc. is a precious-metals producer with four wholly owned assets in Mexico and the United States. The Company owns and operates the Don David Gold Mine in Oaxaca and the Cerro Prieto Gold Mine in Sonora, Mexico, and is advancing the San Francisco Gold Project in Sonora toward a potential production restart and the Back Forty Project in Michigan through permitting and feasibility.

Goldgroup’s strategy is to build an intermediate mining company through production growth, exploration, mine optimization, project development and disciplined M&A. The Company is listed on the TSXV and NYSE American under the symbol “GORO” and on the Frankfurt Stock Exchange under the symbol “55G.” For more information, visit www.goldgroupmining.com.

Contact

Goldgroup Mining Inc.

Javier Reyes

Chief Executive Officer

jreyes@goldgroupmining.com

Sophia Shane

Corporate Development

sshane@goldgroupmining.com

1 (604) 306-6867

www.goldgroupmining.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Statements:

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Forward-looking statements in this news release include, but are not limited to, statements regarding completion of the Investment Commitment and participation in the Luca Offering; the amount of Goldgroup’s investment and its resulting ownership interest in Luca; satisfaction of the escrow release conditions applicable to the Subscription Receipts; any election by Goldgroup to convert the Subscription Receipts into Luca Shares before satisfaction of those conditions; completion of the Luca Offering and the Cozamin Acquisition; the receipt of required corporate, regulatory and stock exchange approvals; the issuance of the Luca Shares and the grant and continued availability of the Investor Rights; Goldgroup’s intended funding of the investment from existing cash resources; and Luca’s intended use of the net proceeds of the Luca Offering.

Forward-looking statements are based on the Company’s current expectations, estimates, projections, assumptions and beliefs, including assumptions regarding the completion of the Luca Offering and the Cozamin Acquisition on the terms and within the timeframes currently contemplated; the satisfaction or waiver of applicable closing and escrow release conditions; the receipt of required corporate, regulatory and stock exchange approvals; the number of Subscription Receipts and Luca Shares to be acquired by Goldgroup; Goldgroup’s resulting ownership interest in Luca; and the availability and deployment of proceeds from the Goldgroup Financing. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially, including the risks that the Luca Offering or the Cozamin Acquisition may not be completed on the terms or within the timeframes contemplated, or at all; applicable conditions may not be satisfied or waived; required approvals may not be obtained on acceptable terms or at all; Goldgroup may invest a different amount or acquire a different ownership interest than currently anticipated; the Subscription Receipts may not be converted into Luca Shares as contemplated; Goldgroup’s resulting ownership interest in Luca may exceed applicable thresholds or trigger shareholder approval or other requirements; the Investor Rights may not be granted or may cease to apply; Luca may use the proceeds of the Luca Offering differently than anticipated; Goldgroup may lose some or all of its investment in Luca; funding the investment will reduce cash available for Goldgroup’s other purposes; and the investment may expose Goldgroup to additional investment, financing, market, operational and regulatory risks. Additional risks are described in the Company’s annual information form dated June 10, 2026, and other continuous disclosure documents available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. All forward-looking statements in this news release are expressly qualified by this cautionary statement.

Although the Company believes that the expectations and assumptions reflected in its forward-looking statements are reasonable as of the date of this news release, no assurance can be given that they will prove to be correct. Readers should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of this news release, and the Company undertakes no obligation to update or revise them to reflect subsequent events or circumstances, except as required by applicable securities laws.